Exhibit 99.6

Zenus Bank Accelerates Transition to the Cloud with NICE Actimize Anti-Money
Laundering and Fraud Essentials

This soon-to-launch challenger bank will utilize NICE Actimize’s Essentials cloud solutions to address end-to-end financial crime solutions

Hoboken, NJ, September 10, 2019 – Leading the industry with solutions protecting challenger banks and digital financial services offerings, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in autonomous financial crime management, was selected by Zenus Bank, San Juan, Puerto Rico, to establish a cloud-focused financial crime strategy for both anti-money laundering compliance and enterprise fraud protections with its AML and Fraud SaaS Essentials solutions. Zenus Bank, expected to open in the fourth quarter of 2019, was established to make it easy to access, send, receive, and store money in the United States from anywhere in the world without requiring US residency.

Meeting end-to-end financial crime requirements in a cloud environment, NICE Actimize SaaS AML and Fraud Essentials is a robust, integrated AML-Fraud solution with a unified case manager and highly sophisticated, agile analytics. Essentials achieves best detection accuracy, a lower rate of false positives and high operational efficiency. Essentials is based on the same NICE Actimize solutions deployed in many institutions across the globe, packaged and delivered out-of-the-box on a cost effective, easily scalable Software-as-a-Service platform.

Zenus Bank will initially focus on such Essentials fraud capabilities as ACH, Wire, and Debit Card fraud; and in anti-money laundering, Zenus will utilize Suspicious Activity Monitoring, Customer Due Diligence, and Watch List Filtering capabilities.

“Beyond first-mover advantage, we are creating a new marketplace which will provide first-world banking products to most of the world’s population from outside their country of residence or incorporation. With such an ambitious objective, Zenus Bank has made safeguarding future customers and strict adherence to global regulatory compliance a priority in the early-stage development of its global banking services offerings,” said Mushegh Tovmasyan, Chairman & Founder, Zenus Bank. “Our mandate is to adopt a robust financial crime protections policy that utilizes a modern, cloud-based approach. With an industry leader like NICE Actimize leveraging its years of experience and advanced technology, we are confident that our customers will have an efficient user journey and will enjoy doing business with us.”

“Our extensive experience in AML compliance and fraud protections adapts well to the requirements of challenger banks - especially one such as Zenus, which is disrupting the industry with new and innovative approaches to global banking. We are pleased that Zenus identified that the Essentials software-as-a-service solutions will bring value to their organization,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize will continue to offer cutting-edge approaches to support the newest financial product categories as they grow and succeed in their unique approaches to financial services.”

NICE Actimize’s AML Essentials, a Software-as-a-Service (SaaS) solution manages a range of banking activity across the entire KYC-AML program that include processes for customer due diligence, enhanced due diligence, transaction monitoring, customer and message screening, and more. NICE Actimize Fraud Essentials is also a cloud-based solution that offers real-time fraud detection, cross-channel analysis, and multi-payment coverage, as well as extensive fraud alert and case management. NICE Actimize Fraud Essentials delivers a complete robust suite of fraud operations tools to help detect fraud perpetrated against multiple payment and transaction types.

For additional assets on NICE Actimize SaaS Essentials solutions:
•	For information on NICE Actimize AML Essentials, please click here.
•	For information on NICE Actimize Fraud Essentials, please click here.
•	For a YouTube Video on NICE Actimize AML Essentials, please click here.

About Zenus Bank
Zenus is an independent, American digital bank, using award winning technology to provide customers globally easy, intuitive, secure and competitive ways to get more from their money. Zenus aims to give those doing business in emerging economies an alternative to using local traditional banks by offering a new, transparent, digital banking experience on par with leading banks of the world. Zenus™ is a trademark of Zenus Bank International, Inc. in the United States and elsewhere internationally. Zenus Bank will not open any account or process any transactions from countries which have been sanctioned by the United States Department of the Treasury, Office of Foreign Assets Control 'OFAC'. Zenus welcomes interested customers to sign up to their waitlist to secure a spot on the queue and participate in promotional campaigns. Find Zenus at www.zenus.com and @ZenusBank via social channels.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.